As filed with the Securities and Exchange Commission on February 20, 2025

Registration Nos. 333-
811-08325
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]
Pre-Effective Amendment No. _____
Post-Effective Amendment No. _____

and/or

REGISTRATION STATEMENT UNDER
THE INVESTMENT COMPANY ACT OF 1940 [X]

Amendment No. 28 [X]
(Check appropriate box or boxes)

Athene Variable Annuity Account A
(Exact Name of Registrant)

Athene Annuity and Life Company
(Name of Depositor)

7700 Mills Civic Parkway, West Des Moines, IA 50266
(Address of Depositor’s Principal Executive Offices) (Zip Code)

(888) 266-8489
(Depositor’s Telephone Number, including Area Code)

Blaine Doerrfeld Athene Annuity and Life Company 7700 Mills Civic Parkway West Des Moines, IA 50266-3862
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until registrant shall file a further amendment which specifically states that this registration statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note: Units of interest supporting the individual flexible purchase payment deferred fixed and variable annuity contracts issued through the registrant, as described herein, were previously registered on Form N-4 (File Nos. 333-32887; 811-08325). Upon the merger of Athene Annuity & Life Assurance Company (“AADE”) (formerly known as Liberty Life Insurance Company) with and into Athene Annuity and Life Company (“AAIA”), formerly a wholly owned subsidiary of AADE, AAIA became the obligor of the contracts and the depositor of the registrant, necessitating the filing of a new registration statement for the contracts under the Securities Act of 1933 and an amendment to the registration statement under the Investment Company Act of 1940.

CLARITY VARIABLE ANNUITY

Individual Flexible Purchase Payment Deferred Fixed and Variable Annuity Contract
Issued By
Athene Annuity and Life Company
Through
Athene Variable Annuity Account A

SUPPLEMENT DATED [●], 2025
TO THE PROSPECTUS DATED MAY 1, 2007
Service Center:
Regular Mail: PO Box 64296, St Paul, MN 55164-0296
Overnight Mail: 7805 Hudson Road Suite 180, Woodbury, MN 55125
Phone Number: 800-423-9398

Athene Annuity and Life Company (“AAIA”) is supplementing the prospectus primarily to provide information about the merger of Athene Annuity & Life Assurance Company (“AADE”), the former issuer of the Contract, with and into AAIA (the “Merger”), resulting in AAIA becoming the new insurance company issuer of your Contract and the depositor of Athene Variable Annuity Account A (the “Separate Account”).

Prior to the Merger, AAIA was a wholly owned subsidiary of AADE, with both AADE and AAIA as indirect wholly owned subsidiaries of Athene Holding Ltd. (“AHL”). On December 20, 2023, AADE and AAIA executed an agreement and plan of merger pursuant to which AADE would merge with and into AAIA, with AAIA as the surviving company. The Merger was effected for the purpose of streamlining operations, including financial reporting obligations, and to reduce expenses. AADE and AAIA obtained required state regulatory approvals for the Merger, and the Merger became effective on October 11, 2024. After the Merger, AAIA continues to be an indirect wholly owned subsidiary of AHL.

Upon completion of the Merger, AADE’s corporate existence ceased by operation of law. As the surviving company, AAIA assumed all the rights, duties, and obligations formerly held by AADE, including those related to the Separate Account and the Contract. Upon completion of the Merger, the Separate Account became a separate account of AAIA, and AAIA became responsible for the obligations, guarantees and benefits of all outstanding Contracts.
The Merger had no effect on the terms and provisions of, or the rights and obligations under, your Contract, other than to change the insurance company that issues the Contract and provides Contract benefits from AADE to AAIA. The Contracts continue to be funded by the Separate Account. Contract values did not change as a result of the Merger. No additional charges were imposed and no deductions were made as a result of the Merger. The Merger did not have any tax consequences for Contract owners.

For information or service concerning the Contract, you may contact the Service Center using the contact information listed at the top of this Supplement.

Additional information about certain investment products, including variable annuities, has been prepared by the SEC’s staff and is available at Investor.gov.

Reminder of Certain Changes to the Contract Prior to the Merger
The information below is intended to remind you of certain changes to the Contract that have occurred since the prospectus dated May 1, 2007.

1.    Prior to April 29, 2011, the issuer of the Contract was Liberty Life Insurance Company (“Liberty”), a subsidiary of Royal Bank of Canada (“RBC”). On or about April 29, 2011, AHL purchased Liberty from RBC and AHL became the owner of Liberty. As a result of the purchase, (i) effective February 1, 2012, Liberty was renamed “Athene Annuity & Life Assurance Company;” (ii) effective April 29, 2011, the name of the Separate Account was initially changed from “RBC Variable Annuity Account A” to “Liberty Life Variable Annuity Account A,” and effective May 4, 2012, the name of the Separate Account was changed to “Athene Variable Annuity Account A;” and (iii) all references to “Liberty Life Insurance Company,” “RBC,” “RBC Insurance®” and the RBC Insurance® brand in the names of Contract features and benefits were removed.

Revisions to the Prospectus

The following describes changes to the prospectus as a result of the Merger and otherwise updates information in the prospectus.

1.    All references to “Liberty Life Insurance Company,” “RBC,” “RBC Insurance®,” the “Company,” “we,” “us,” and “our” throughout the prospectus that are not otherwise addressed below are replaced with references to AAIA.

2.    On the cover page, the second sentence of the second paragraph, as well as the list of Investment Portfolios and their investment advisers, are deleted. Please see “APPENDIX – INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT” in this Supplement for a current list of Investment Portfolios available under the Contract.

3.    Under the section “SUMMARY”:

    The following is added as the second paragraph under the paragraph “Investment Options”:

Additional information about each Investment Portfolio is provided in an appendix to this prospectus. See “APPENDIX – INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT.”

4.    In the “FEE TABLE” section, the table showing the minimum and maximum total annual Investment Portfolio operating expenses, the table showing the total annual operating expenses for each Investment Portfolio, the immediately following “EXAMPLES” section, and the cross-reference to accumulation unit history, including the related explanatory paragraphs and footnotes, are replaced with the information below. Please note that the fees and expenses of the Contract have not changed as a result of the Merger, and the following information is being provided solely to update the minimum and maximum total annual operating expenses of the Investment Portfolios and to update the cost examples.

The table below shows the minimum and maximum total operating expenses charged by the Investment Portfolios, as of December 31, 2023, that you may pay periodically during the time that you own the Contract. A complete list of Investment Portfolios available under the Contract, including their annual expenses, may be found in “APPENDIX – INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT.” Please note that Investment Portfolio expenses may be higher or lower in the future.

ANNUAL INVESTMENT PORTFOLIO OPERATING EXPENSES

	Minimum	Maximum
(expenses that are deducted from portfolio assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)	0.13%	1.38%
EXAMPLE
This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract maintenance charges, Separate Account annual expenses, and annual Investment Portfolio operating expenses.
The Example assumes that you invest $100,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the most expensive combination of Investment Portfolio expenses and the election of the Additional Death Benefit Option (ADBO) available for a higher coverage charge. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as follows:

If you surrender your Contract at the end of the applicable time period, or if you annuitize at the end of the applicable time period under an option other than a life annuity option or an option with an annuity payment period of more than 5 years:

1 year	3 years	5 years	10 years
$ 818.07	$1,214.11	$1,637.68	$3,088.27
If you do not surrender your Contract, or if you annuitize at the end of the applicable time period under a life annuity option or an option with an annuity payment period of more than 5 years:

1 year	3 years	5 years	10 years
$279.39	$856.81	$1,459.99	$3,088.27

5.    Under the section “4. INVESTMENT OPTIONS”:

    The first two paragraphs are replaced with the following:
The Contract offers the Investment Portfolios that are listed in APPENDIX – INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT. Additional Investment Portfolios may be available in the future.
Each variable investment option under the Contract has an underlying Investment Portfolio, which is a mutual fund registered under the Investment Company Act of 1940 or a separate series of shares of such a mutual fund. Information about each Investment Portfolio available under the Contract, including (i) its name, (ii) its type (e.g., money market fund, bond fund, balanced fund, etc.) or a brief statement concerning its investment objectives, (iii) its investment adviser and any sub-investment adviser, (iv) current expenses, and (v) performance is available in an appendix to this prospectus. See “APPENDIX – INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT.”
There is no guarantee that any Investment Portfolio will achieve its stated objective. The variable investment option that invests in a particular Investment Portfolio has a name similar to that portfolio.

More comprehensive information about each of the Investment Portfolios is found in the current prospectuses for the Investment Portfolios, which may be amended from time to time. The Investment Portfolios’ prospectuses should be read carefully and in conjunction with this prospectus. You may obtain another copy of each Investment Portfolio’s prospectus, as well as the Statement of Additional Information (“SAI”) for each Investment Portfolio, without charge by contacting the Service Center.

    The eighth paragraph and the ensuing list of Investment Portfolios and advisors are deleted. Please see “APPENDIX – INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT” in this Supplement for a current list of the Investment Portfolios available under the Contract.

6.    The section “6. TAXES” is replaced with the following:

TAXES

This section provides a summary explanation of the tax ramifications of owning a Contract. We do not provide individual tax advice. You should contact your tax advisor to discuss your Contract’s effects on your personal tax situation. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of ownership or receipt of distributions under a Contract.

Tax Status of the Contracts

When you invest in an annuity Contract, you usually do not pay taxes on your investment gains until a distribution occurs-either as a withdrawal or as annuity payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income rates. For annuity payments, different rules apply. A portion of each annuity payment is treated as a partial return of your purchase payments and will not be taxed. The remaining portion of the annuity payment will be treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have received all of your purchase payments are fully includible in income.

If you invest in an annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your Contract is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

A qualified contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the contract has features and benefits other than tax deferral that make it an important investment for a qualified plan. You should consult your tax advisor regarding these features and benefits prior to purchasing a qualified contract.

Variable Contract Disclosure

Diversification Requirements. The Code requires that the investments of each investment division of the separate account underlying the Contracts be “adequately diversified” in order for the Contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each investment division, through the fund in which it invests, will satisfy these diversification requirements.

Owner Control. In certain circumstances, owners of variable annuity contracts have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is limited guidance in this area, and some features of our Contracts, such as the flexibility of an owner to allocate premium payments and transfer amounts among the investment divisions of the separate account, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Owners investment control over separate account assets, we reserve the right to modify the

Contracts as necessary to prevent an Owner from being treated as the Owner of the separate account assets supporting the Contract.

Taxation of Non-Qualified Contracts

Required Distributions. In order to be treated as an annuity Contract for Federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an Owner of the Contract. Specifically, section 72(s) requires that (a) if any Owner dies on or after the annuity starting date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner’s death; and (b) if any Owner dies prior to the annuity starting date, the entire interest in the Contract will be distributed within five years after the date of such Owner’s death. These requirements will be considered satisfied as to any portion of an Owner’s interest which is payable to or for the benefit of a designated Beneficiary and which is distributed over the life of such designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of the Owner’s death. The designated Beneficiary refers to a natural person designated by the Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the designated Beneficiary is the surviving spouse of the deceased Owner, the Contract may be continued with the surviving spouse as the new Owner.

The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to ensure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules may apply to Qualified Contracts.

Non-Natural Person. If a non-natural person (e.g., a corporation or a trust) owns a Non- Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the Contract (generally, the premiums or other consideration paid for the Contract) during the taxable year. There are some exceptions to this rule and a prospective Owner that is not a natural person should discuss these with a tax adviser.

Natural Persons. The following discussion generally applies to Contracts owned by natural persons.

Withdrawals. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the Owner’s investment in the Contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner’s investment in the Contract.

Penalty Tax on Certain Withdrawals. In the case of a distribution from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to ten percent of the amount treated as income. In general, however, there is no penalty on distributions:

•    made on or after the taxpayer reaches age 59½;
•    made on or after the death of an Owner;
•    attributable to the taxpayer’s becoming disabled; or
•    made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

Annuity Payments. Although tax consequences may vary depending on the payout option elected under an annuity Contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Contract ratably on a tax-free basis over the expected stream of Annuity Payments, as determined when Annuity Payments start. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

Partial Annuitization. Under a new tax provision enacted in 2010, if part of an annuity Contract’s value is applied to an annuity option that provides payments for one or more lives or for a period of at least ten years, those payments may be taxed as Annuity Payments instead of withdrawals. None of the payment options under the Contract is intended to qualify for this “partial annuitization” treatment and, if you apply only part of the value of the Contract to a payment option, we will treat those payments as withdrawals for tax purposes.

Taxation of Death Benefit Proceeds. Amounts may be distributed from a Contract because of your death or the death of the Annuitant (if the Owner is a non-natural person). Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as Annuity Payments.

Transfers, Assignments or Exchanges of a Contract. A transfer or assignment of ownership of a Contract, the selection of certain maturity dates, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. An Owner contemplating any such transfer, assignment or exchange, should consult a tax advisor as to the tax consequences. If a contract is issued for use under a qualified plan, it may not be assigned, pledged or otherwise transferred except as allowed under applicable law.

Withholding. Annuity distributions are generally subject to withholding for the recipient’s federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

Multiple Contracts. All non-qualified deferred annuity Contracts that are issued by us (or our affiliates) to the same Owner during any calendar year are treated as one annuity Contract for purposes of determining the amount includible in such Owner’s income when a taxable distribution occurs. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax advisor prior to purchasing more than one non-qualified annuity contract in any calendar year.

Further Information. We believe that the Contracts will qualify as annuity Contracts for Federal income tax purposes and the above discussion is based on that assumption.

Taxation of Qualified Contracts

The tax rules applicable to Qualified Contracts vary according to the type of Qualified Contract and its terms and conditions. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

Individual Retirement Annuities (IRAs), as defined in Section 408 of the Internal Revenue Code (the “Code”), permit individuals to make annual contributions of up to the lesser of a specified dollar amount for the year or the amount of compensation includible in the individual’s gross income for the year. The contributions may be deductible in whole or in part, depending on the individual’s income. Distributions from certain retirement plans may be “rolled over” into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59½, unless an exception applies. Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. An individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59½ (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made. Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. An individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

Required Minimum Distributions. Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. There is a 25% excise tax on any shortfall to taking the full RMD for a year, which is reduced to 10% if the shortfall is corrected within two years.

For IRAs, RMDs must begin by an individual’s “applicable age.” For most other Qualified Contracts, distributions generally must begin by the later of the individual’s applicable age or retirement. For individuals who reached age 70 ½ before January 1, 2020, the applicable age is 70 1/2. For individuals who reach age 72 before January 1, 2023, the applicable age is 72. For individuals who reach age 72 after January 31, 2022 and reach age 73 before 2033, the applicable age is 73. If an individual reaches age 74 after 2032, the applicable age is 75. For Roth IRAs or accounts, no RMDs are required during the individual’s lifetime.

RMDs rules also apply after death. Under recent changes to the law, most beneficiaries must take distributions within ten years. Certain “eligible designated beneficiaries” are permitted to take distributions over life or life expectancy. Eligible designated beneficiaries include spouses, disabled and chronically ill individuals, individuals who are ten or less years younger than the deceased individual, and children who have not reached the age of majority. There are additional rules for situations where there is no designated beneficiaries or the beneficiary is a trust.

The details of the RMD rules are extremely complex. You should refer to your Contract, IRA Account or consult a tax advisor for more information about these distribution rules.

Other Tax Issues. Distributions from Qualified Contracts generally are subject to withholding for the Owner’s federal income tax liability. The withholding rate varies according to the type of distribution and the Owner’s tax status. The Owner will be provided the opportunity to elect not have tax withheld from distributions.

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the “investment in the Contract” to the individual’s total account balance or accrued benefit under the retirement plan. The “investment in the Contract” generally equals the amount of any non-deductible Purchase Payment paid by or on behalf of any individual. In many cases, the “investment in the Contract” under a Qualified Contract can be zero.

Federal Estate, Gift and Generation-Skipping Transfer Taxes

While no attempt is being made to discuss in detail the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity Contract owned by a decedent and payable to a Beneficiary who survives the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity Contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary or the actuarial value of the payments to be received by the Beneficiary. Consult an estate planning advisor for more information.

Under certain circumstances, the Code may impose a generation-skipping (“GST”) tax when all or part of an annuity Contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

Medicare Tax

Distributions from non-qualified annuity policies will be considered “investment income” for purposes of the Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts. Please consult a tax advisor for more information.

Definition of Spouse under Federal Law

The Contract provides that upon your death, a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract’s death benefit and any joint-life coverage under an optional living benefit. All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Consult a tax adviser for more information on this subject.

Annuity Purchases by Nonresident Aliens and Foreign Corporations

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity Contracts at a 30% rate, unless a lower treaty rate applies. In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Additional withholding may occur with respect to entity purchasers (including foreign corporations, partnerships, and trusts) that are not U.S. residents. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity Contract purchase.

1035 Exchanges

Under Section 1035 of the Internal Revenue Code, you are permitted in most circumstances to directly transfer amongst annuities. If the transfer does not qualify as a 1035 exchange, you may be subject to federal income tax which does not preclude the potential for penalties. Both annuities and other tax qualified accounts, including this annuity Contract, may contain early withdrawals provisions and therefore should be examined carefully. Please consult with your financial professional to discuss the costs and benefits. Please note that some financial professionals may receive a commission if you replace your existing annuity with another annuity contract.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend the above discussion as tax advice.

Tax Status of the Company

The Company is taxed as a life insurance company under the Code. For Federal income tax purposes, the Separate Account is not a separate entity from the Company, and its operations form a part of the Company.

Gifting a Contract

If you transfer ownership of your Contract to a person other than your spouse or former spouse incident to divorce, and receive payment less than the Contract’s value, you will be liable for the tax on the Contract’s value above your purchase payments not previously withdrawn. The new Contract owner’s purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

Delayed Annuity Payments

Although there is no guidance in the Federal tax law as to when annuity payments must commence under a non-qualified contract, the IRS could take the position that if annuity payments do not begin or are not scheduled to begin until an advanced age, then the contract should not be treated as an annuity contract for Federal tax purposes. If such was to occur, then the income under the Contract could become currently taxable to the owner.

7.    The section “8. PERFORMANCE” is deleted.

8.    Under the section “10. OTHER INFORMATION,” the subsection “The Company” is replaced with the following:

 ATHENE ANNUITY AND LIFE COMPANY
Athene Annuity and Life Company (“AAIA,” the “Company”) is a stock life insurance company organized under the laws of Iowa. The Company was founded in 1896 and became known by its current name in 2014. The Company is licensed to conduct life insurance business in 49 states (excluding New York), the District of Columbia and Puerto Rico. The Company is an indirect, wholly owned subsidiary of Athene Holding Ltd. (“AHL”). Effective January 1, 2022, as a result of the merger of AHL and Apollo Global Management Inc. (“AGM”), AGM became the parent company of AHL and its subsidiaries, including the Company. The Company’s statutory home office is 7700 Mills Civic Parkway, West Des Moines, Iowa 50266.
The Company specializes in issuing, reinsuring, and acquiring retirement savings products. Currently, the Company focuses primarily on: (i) fixed, fixed indexed, and registered index-linked annuities; (ii) pension group annuities; and (iii) funding agreements, including through its participation in a funding agreement backed note program.
The Company’s general account holds all of the Company’s assets other than the assets in the Separate Account or the Company’s other segregated asset accounts. The general account supports the Company’s insurance obligations and is subject to the general liabilities from the Company’s business operations and claims by the Company’s creditors. Amounts paid by the Company under your Contract that are not paid from the Separate Account (such as death benefits) are paid from the Company’s general account. Any such payments are subject to the Company’s financial strength and claims-paying ability.

9.    Under the section “10. OTHER INFORMATION,” the first two paragraphs under the subsection “Distributor” are replaced with the following:

The Contract is no longer offered for new sales, but existing Contract owners may continue to make additional Purchase Payments (except as otherwise described in this prospectus). As such, the Contract is considered to be continuously offered by AAIA and the Separate Account, but AAIA reserves the right to discontinue the offering.
Athene Securities, LLC (“Athene Securities”), an affiliate of AAIA through common control of AHL, serves as the principal underwriter for the Contract. Athene Securities’ principal business address is 7700 Mills Civic Parkway West Des Moines, IA 50266. Athene Securities is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (“FINRA”).

10.    Under the section “10. OTHER INFORMATION,” the subsection “Administration” is deleted. See the SAI for information about any person who provides significant administrative or business affairs management services for the Separate Account with regard to the Contract.

11.    Under the section “10. OTHER INFORMATION,” the subsection “Legal Proceedings” is replaced with the following:

Legal Proceedings

The Company is subject to litigation arising in the ordinary course of business. The Company cannot provide any assurance that its insurance coverage will be adequate to cover all liabilities arising out of such claims. The outcomes of legal proceedings and claims brought against the Company are subject to significant uncertainty. There is significant judgment required in assessing both the probability of an adverse outcome and the determination as to whether an exposure can be reasonably estimated. Litigation is, however, inherently uncertain and an adverse outcome from such litigation could have a material effect on the Company. In management’s opinion, the ultimate disposition of any current legal proceedings or claims are unlikely to have a material adverse effect on the Separate Account, the ability of the principal underwriter to perform its contract with the Company and the Separate Account, or the ability of the Company to meet its obligations under the Contracts.

12.    Under the section “10. OTHER INFORMATION, the subsection “Financial Statements” is replaced with the following:

Financial statements of the Separate Account and AAIA are included in the SAI. For a free copy of the SAI, contact the Service Center.

13.     The table of contents of the Statement of Additional Information is deleted.

14.    The following is added immediately preceding Appendix A:

APPENDIX
INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT

The following is a list of Investment Portfolios available under the Contract. More information about the Investment Portfolios is available in the prospectuses for the portfolios, which may be amended from time to time. You can also request this information at no cost by calling 888-266-8489.

The current expenses and performance information below reflects fees and expenses of the Investment Portfolios, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Investment Portfolio’s past performance is not necessarily an indication of future performance.

Type/Investment Objective	Investment Portfolio and Advisor/Sub-advisor	Current Expense	Average Annual Total Returns as of (12/31/23)
			1 year	5 year	10 year
The investment seeks to match the performance of the Standard & Poor’s® SmallCap 600 Index	BNY Mellon Investment Portfolios Small Cap Stock Index Portfolio – Service Shares (1) BNY Mellon Investment Adviser, Inc.	0.60%	15.39%	10.41%	8.04%
The investment seeks to match the total return of the S&P 500® Index.	BNY Mellon Stock Index Fund, Inc. – Initial Shares BNY Mellon Investment Adviser, Inc.	0.27%	25.93%	15.38%	11.75%
Long-term capital appreciation	Fidelity Variable Insurance Products Contrafund Portfolio – Service Class 2 Fidelity Management & Research Company LLC / FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Hong Kong) Limited; Fidelity Management & Research (Japan) Limited	0.81%	33.12%	16.36%	11.33%
High level of current income as is consistent with preservation of capital and liquidity.	Fidelity Variable Insurance Products Government Money Market Portfolio – Initial Class Fidelity Management & Research Company LLC / FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Hong Kong) Limited; Fidelity Management & Research (Japan) Limited	0.27%	4.89%	1.72%	1.11%
Capital appreciation.	Fidelity Variable Insurance Products Growth Portfolio – Service Class 2 Fidelity Management & Research Company LLC / FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Hong Kong) Limited; Fidelity Management & Research (Japan) Limited	0.83%	35.89%	19.34%	14.51%

The investment seeks as high a level of current income as is consistent with the preservation of capital.	Fidelity Variable Insurance Products Investment Grade Bond Portfolio – Initial Class Fidelity Management & Research Company LLC / FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Hong Kong) Limited; Fidelity Management & Research (Japan) Limited	0.38%	6.20%	1.97%	2.33%
Long-term growth of capital.	Fidelity Variable Insurance Products Mid Cap Portfolio – Initial Class Fidelity Management & Research Company LLC / FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Hong Kong) Limited; Fidelity Management & Research (Japan) Limited	0.57%	15.08%	12.45%	8.12%
Long-term growth of capital	Fidelity Variable Insurance Products Overseas Portfolio – Service Class 2 Fidelity Management & Research Company LLC / Subadvisor: FMR Investment Management (UK) Limited; Fidelity Management & Research (Hong Kong) Limited; Fidelity Management & Research (Japan) Limited; FIL Investment Advisors; FIL Investment Advisors (UK) Limited	0.98%	20.22%	9.71%	4.65%
Long-term growth of capital.	Invesco V.I. Core Equity Fund – Series I Shares Invesco Advisers, Inc.	0.80%	23.36%	12.95%	7.79%
Total return, comprised of current income and capital appreciation.	Invesco V.I. High Yield Fund – Series I Shares Invesco Advisers, Inc.	0.90%	10.18%	4.05%	3.22%
Long-term growth of capital.	Janus Henderson Overseas Portfolio – Institutional Shares Janus Henderson Investors US LLC	0.89%	10.87%	11.20%	3.63%
Long-term capital appreciation.	Lazard Retirement U.S. Small Cap Equity Select Portfolio – Service Shares (1) Lazard Asset Management LLC	1.15%	10.02%	9.10%	6.73%

High current income and the opportunity for capital appreciation to produce a high total return.	Lord Abbett Series Fund Bond Debenture Portfolio – Class VC Shares Lord, Abbett & Co. LLC	0.96%	6.55%	3.14%	3.49%
Long-term growth of capital and income without excessive fluctuations in market value.	Lord Abbett Series Fund Growth and Income Portfolio – Class VC Shares Lord, Abbett & Co. LLC	0.93%	13.19%	10.72%	7.81%
Capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.	Lord Abbett Series Fund Mid Cap Stock Portfolio – Class VC Shares Lord, Abbett & Co. LLC	1.15%	15.42%	10.64%	6.51%
Capital growth by investing in common stocks. Income is a secondary objective.	LVIP American Century Disciplined Core Value Fund – Standard Class II(1) Lincoln Financial Investments Corporation / American Century Investment Management, Inc.	0.71%	8.65%	10.19%	8.19%
Long-term capital growth; income is a secondary consideration.	LVIP American Century Value Fund – Standard Class II (1) Lincoln Financial Investments Corporation / American Century Investment Management, Inc.	0.71%	9.10%	11.87%	8.53%
Long-term capital growth. Income is a secondary objective.	T. Rowe Price Blue Chip Growth Portfolio (1) T. Rowe Price Associates, Inc.	0.75%	49.29%	13.50%	12.31%
High level of dividend income and long-term capital growth primarily through investments in stocks.	T. Rowe Price Equity Income Portfolio – II Class T. Rowe Price Associates, Inc.	0.99%	9.31%	10.92%	7.57%
Long-term capital appreciation	T. Rowe Price Health Sciences Portfolio – II Class (2) T. Rowe Price Associates, Inc.	1.11%	2.68%	10.96%	11.03%
Highest total return over time consistent with an emphasis on both capital appreciation and income.	T. Rowe Price Moderate Allocation Portfolio (1) T. Rowe Price Associates, Inc. / T. Rowe Price Investment Management, Inc.; T. Rowe Price International Ltd; T. Rowe Price Hong Kong Limited	0.85%	15.35%	7.31%	5.91%
Long term capital appreciation	Alger Capital Appreciation Portfolio – Class I-2 (2) Fred Alger Management, LLC	0.95%	43.13%	15.43%	12.54%

Long-term capital appreciation	Alger Large Cap Growth Portfolio – Class I-2 (1) (2) Fred Alger Management, LLC	0.84%	32.67%	14.14%	11.03%
Long-term capital appreciation	Alger Mid Cap Growth Portfolio – Class I-2 (1) (2) Fred Alger Management, LLC	0.96%	23.17%	11.96%	8.54%
Long-term capital appreciation	Vanguard Variable Insurance Funds Capital Growth Portfolio PRIMECAP Management Company	0.34%	27.98%	14.33%	12.85%
Track the performance of a benchmark index that measures the investment return of mid-capitalization stocks.	Vanguard Variable Insurance Funds Mid-Cap Index Portfolio The Vanguard Group, Inc.	0.17%	15.83%	12.56%	9.27%
High level of income and moderate long-term capital appreciation by tracking the performance of a benchmark index that measures the performance of publicly traded equity REITs and other real estate-related investments.	Vanguard Variable Insurance Funds Real Estate Index Portfolio The Vanguard Group, Inc.	0.26%	11.70%	7.18%	7.29%
Track the performance of a broad, market-weighted bond index.	Vanguard Variable Insurance Funds Total Bond Market Index Portfolio The Vanguard Group, Inc.	0.14%	5.58%	1.04%	1.71%
Track performance of a benchmark index that measures the investment return of the overall stock market.	Vanguard Variable Insurance Funds Total Stock Market Index Portfolio The Vanguard Group, Inc.	0.13%	25.95%	14.93%	11.29%
(1)    Annual expenses reflect a contractual temporary fee reduction under an expense reimbursement or fee waiver arrangement.
(2)    Investment Portfolio is subject to a soft close. For Contract owners who do not already have account value allocated to this sub-account, the subaccount is closed to new premium payments and transfers.

15.    “APPENDIX A – CONDENSED FINANCIAL INFORMATION” and “APPENDIX B – INVESTMENT PORTFOLIOS” are deleted. Please see “APPENDIX – INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT” in this Supplement for a current list of Investment Portfolios available under the Contract and the prospectuses for the Investment Portfolios for more information.

16.    The SAI request form is deleted and the following information is added to the back cover page of the prospectus:
The SAI, dated May 1, 2007, as supplemented as of [●], 2025, contains additional information about AAIA and the Separate Account, and is incorporated by reference into this prospectus. To obtain a free copy of the SAI, request other information about the Contract, or for general inquiries, please contact the Service Center.

Reports and other information about the Separate Account are available on the SEC’s website at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at publicinfo@sec.gov.
Contract Id. No.: [●]

CLARITY VARIABLE ANNUITY

Individual Flexible Purchase Payment Fixed and Variable Deferred Annuity Contract
Issued By
Athene Annuity and Life Company
Through
Athene Variable Annuity Account A

SUPPLEMENT DATED [●], 2025
TO THE STATEMENT OF ADDITIONAL INFORMATION DATED MAY 1, 2007
Service Center:
Regular Mail: PO Box 64296, St Paul, MN 55164-0296
Overnight Mail: 7805 Hudson Road Suite 180, Woodbury, MN 55125
Phone Number: 800-423-9398

Athene Annuity and Life Company (“AAIA”) is supplementing the SAI primarily to provide information about the merger of Athene Annuity & Life Assurance Company (“AADE”), the former issuer of the Contracts, with and into AAIA (the “Merger”), resulting in AAIA becoming the new insurance company issuer of your Contract and the depositor of Athene Variable Annuity Account A (the “Separate Account”).
Prior to the Merger, AAIA was a wholly owned subsidiary of AADE, with both AADE and AAIA as indirect wholly owned subsidiaries of Athene Holding Ltd. (“AHL”). On December 20, 2023, AADE and AAIA executed an agreement and plan of merger pursuant to which AADE would merge with and into

AAIA, with AAIA as the surviving company. The Merger was effected for the purpose of streamlining operations, including financial reporting obligations, and to reduce expenses. AADE and AAIA obtained required state regulatory approvals for the Merger, and the Merger became effective on October 11, 2024. After the Merger, AAIA continues to be an indirect wholly owned subsidiary of AHL.
Upon completion of the Merger, AADE’s corporate existence ceased by operation of law. As the surviving company, AAIA assumed all the rights, duties, and obligations formerly held by AADE, including those related to the Separate Account and the Contracts. Upon completion of the Merger, the Separate Account became a separate account of AAIA, and AAIA became responsible for the obligations, guarantees and benefits of all outstanding Contracts.
The Merger had no effect on the terms and provisions of, or the rights and obligations under, your Contract, other than to change the insurance company that issues the Contract and provides Contract benefits from AADE to AAIA. The Contracts continue to be funded by the Separate Account. Contract values did not change as a result of the Merger. No additional charges were imposed and no deductions were made as a result of the Merger. The Merger did not have any tax consequences for Contract owners.
For information or service concerning the Contract, you may contact the Service Center using the contact information listed at the top of this Supplement.

Revisions to the SAI
The information below describes changes to the SAI as a result of the Merger and otherwise updates the SAI.

1.    All references to “Liberty Life Insurance Company,” “RBC,” “RBC Insurance®,” the “Company,” “we,” “us,” and “our” throughout the SAI that are not otherwise addressed below are replaced with references to AAIA.

As a reminder, prior to April 29, 2011, the issuer of the Contract was Liberty Life Insurance Company (“Liberty”), a subsidiary of Royal Bank of Canada (“RBC”). On or about April 29, 2011, AHL purchased Liberty from RBC and AHL became the owner of Liberty. As a result of the purchase, (i) effective February 1, 2012, Liberty was renamed “Athene Annuity & Life Assurance Company;” (ii) effective April 29, 2011, the name of the Separate Account was initially changed from “RBC Variable Annuity Account A” to “Liberty Life Variable Annuity Account A,” and effective May 4, 2012, the name of the Separate Account was changed to “Athene Variable Annuity Account A;” and (iii) all references to “Liberty Life Insurance Company,” “RBC,” “RBC Insurance®” and the RBC Insurance® brand in the names of Contract features and benefits were removed.

2.    The section “COMPANY” is replaced with the following:

ATHENE ANNUITY AND LIFE COMPANY

Athene Annuity and Life Company (“AAIA,” the “Company”) is a stock life insurance company organized under the laws of Iowa. The Company was founded in 1896 and became known by its current name in 2014. The Company is licensed to conduct life insurance business in 49 states (excluding New York), the District of Columbia and Puerto Rico. The Company is an indirect, wholly owned subsidiary of Athene Holding Ltd. (“AHL”). Effective January 1, 2022, as a result of the merger of AHL and Apollo Global Management Inc. (“AGM”), AGM became the parent company of AHL and its subsidiaries, including the Company. The Company’s statutory home office is 7700 Mills Civic Parkway, West Des Moines, Iowa 50266.

The Company specializes in issuing, reinsuring, and acquiring retirement savings products. Currently, the Company focuses primarily on: (i) fixed, fixed indexed, and registered index-linked annuities; (ii) pension group annuities; and (iii) funding agreements, including through its participation in a funding agreement backed note program.

Information about the Separate Account is included in the prospectus.

3.    The sections “EXPERTS,” “LEGAL OPINIONS,” and “DISTRIBUTOR,” are replaced with the following:
ADMINISTRATOR

Pursuant to an agreement between the Company and Illumifin Corporation (“Illumifin”), Illumifin provides certain administrative services with respect to the Separate Account and the Contracts. These administrative services include, among other services, separate account administration services, establishing and maintaining individual account records, and providing plan documents. For the past three years, the Company paid $80,168 in 2024, $59,391 in 2023, and $63,077 in 2022 for the services provided by Illumifin. Illumifin’s principal business address is 7805 Hudson Road Suite 180, Woodbury, Minnesota, 55125.
CUSTODIAN
AAIA, subject to applicable laws and regulations, is the custodian of the assets held in the Separate Account. AAIA maintains records of all purchases and redemptions of fund shares held by each of the sub-accounts of the Separate Account.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[The financial statements of each of the sub-accounts of the Separate Account as of the year or period December 31, 2024, included in this SAI have been audited by [●], an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm upon their authority as experts in accounting and auditing.

The statutory-basis financial statements of AAIA as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023, and 2022 included in this SAI have been audited by [●], independent auditors, as stated in their reports appearing herein and have been so included in reliance upon the reports of such firm given their authority as experts in accounting and auditing.]

The principal business address of [●] is [●].

PRINCIPAL UNDERWRITER
The Contract is no longer offered for new sales, but existing Contract owners may continue to make additional Purchase Payments (except as otherwise described in the prospectus). As such, the Contract is considered to be continuously offered by AAIA and the Separate Account.
Athene Securities, an affiliate of AAIA through common control of AHL, serves as the principal underwriter for the Contract. Athene Securities’ principal business address is 7700 Mills Civic Parkway

West Des Moines, IA 50266. Athene Securities is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (“FINRA”).
The Contracts were sold by individuals who were licensed life insurance agents and FINRA registered representatives. No reportable underwriting commissions have been paid to Athene Securities or otherwise in connection with the Contracts during the last three fiscal years.

4.    The section “CALCULATION OF PERFORMANCE DATA” is deleted.

5.    The section “FEDERAL TAX STATUS” is deleted. Please see the prospectus for information regarding the federal tax implications of the Contract.

6.    The section “FINANCIAL STATEMENTS,” is replaced with the following:

FINANCIAL STATEMENTS

The financial statements of Athene Annuity and Life Company and the financial statements of Athene Variable Annuity Account A are included below.

The financial statements of AAIA only bear on the Company’s ability to meet its obligations under the Contracts and should not be considered as bearing on the investment performance of the Separate Account. The financial statements of the Separate Account present the investment performance of the Separate Account.

[Financial statements to be added by amendment]

PART C – OTHER INFORMATION

ITEM 27.    EXHIBITS

(a)		Board of Directors Resolution:

Board of directors resolution authorizing the establishment of the Separate Account. Incorporated herein by reference to the Initial Registration Statement on Form N-4, File No. 333-32887, filed on August 5, 1997.

(b)		Not applicable.
(c)		Underwriting Contracts:
	(1)	Principal Underwriters Agreement. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.
	(2)	Form of Selling Agreement. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.
	(3)	Principal Underwriter Agreement with Athene Securities, LLC. Filed herewith.
(d)		Contracts:
	(1)	Individual Variable Annuity Contract. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-32887, filed on December 29, 1999.
(2)
Waiver of Withdrawal Charge and Interest Adjustment Rider. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File. No. 333-32887, filed on October 17, 1997.

	(3)	Death Benefit Endorsement. Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File. No. 333-32887, filed on August 14, 1998.
	(4)	Additional Death Benefit Endorsement. Incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4, File. No. 333-32887, filed on February 17, 1999.
(e)		Applications:

Application for Individual Variable Annuity Contract. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File. No. 333-32887, filed on October 17, 1997.

(f)		Depositor Certificate of Incorporation and By-Laws:
(1)
Amended and Restated Articles of Incorporation of Athene Annuity and Life Company. Incorporated herein by reference to the initial Registration Statement on Form S-1, File No. 333-225544, filed on June 8, 2018.

(2)
Amended and Restated By-laws of Athene Annuity and Life Company (effective August 12, 2019). Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1, File No. 333-252851, filed on April 21, 2022.

	(3)	Resolution of the board of directors of Athene Annuity and Life Company approving merger with Athene Annuity & Life Assurance Company. Filed herewith.
	(4)	Articles of Merger of Athene Annuity & Life Assurance Company and Athene Annuity and Life Company. Filed herewith.

(g)			Not applicable.
(h)			Participation Agreements:
(1)
Form of Fund Participation Agreement among Berger Institutional Products Trust, BBOI Worldwide LLC and the Company. Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File. No. 333-32887, filed on October 17, 1997.

	(2)	(a)
Form of Fund Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and the Company. Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4, File No. 333-32887, filed on May 1, 2000.

(b)
Form of Fund Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and the Company. Incorporated herein by reference to Post-Effective Amendment No. 13 to Form N-4, File No. 333-32887, filed on April 28, 2005.

		(c)	Form of Rule 22c-2 Agreement. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.
(3)
Form of Fund Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and the Company. Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4, File No. 333-32887, filed on May 1, 2000.

	(4)	(a)
Form of Fund Participation Agreement among The Alger American Fund, Fred Alger and Company, Incorporated and the Company. Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4, File No. 333-32887, filed on May 1, 2000.

		(b)	Form of Rule 22c-2 Agreement. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.
	(5)	(a)
Form of Fund Participation Agreement among Janus Aspen Series, Janus Distributors LLC and the Company. Incorporated herein by reference to Post-Effective Amendment No. 11 to the Registration Statement on Form N-4, File No. 333-32887, filed on April 30, 2003.

		(b)	Form of Rule 22c-2 Agreement. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.
	(6)	(a)	Form of Fund Participation Agreement among Lincoln Variable Insurance Products Trust and the Company. Filed herewith.
		(b)	Form of Shareholder Information Agreement. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.
	(7)	(a)
Form of Fund Participation Agreement among Dreyfus Stock Index Fund and the Company. Incorporated herein by reference to Post-Effective Amendment No. 11 to the Registration Statement on Form N-4, File No. 333-32887, filed on April 30, 2003.

		(b)	Form of Supplemental Agreement. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.
	(8)		Form of Fund Participation Agreement among Dreyfus Variable Investment Fund and the Company. Filed herewith.

	(9)		Form of Fund Participation Agreement among INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc. and the Company. Filed herewith.
	(10)	(a)
Form of Fund Participation Agreement among Lazard Retirement Series, Inc. and the Company. Incorporated herein by reference to Post-Effective Amendment No. 11 to the Registration Statement on Form N-4, File No. 333-32887, filed on April 30, 2003.

		(b)	Form of Agreement pursuant to Rule 22c-2. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.
	(11)	(a)
Form of Fund Participation Agreement by and between Lord Abbett Series Fund, Inc., Lord Abbett Distributor LLC and the Company. Incorporated herein by reference to Post-Effective Amendment No. 13 to Form N-4, File No. 333-32887, filed on April 28, 2005.

		(b)	Form of Rule 22c-2 Agreement - Lord Abbett. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.
	(12)	(a)
Form of Participation Agreement among T. Rowe Price Equity Series, Inc., T. Rowe Price Investment Services, Inc. and the Company. Incorporated herein by reference to Post-Effective Amendment No. 13 to Form N-4, File No. 333-32887, filed on April 28, 2005.

(b)
Form of Rule 22c-2 Shareholder Information Agreement. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.

(13)
Form of Amendment to Fund Participation Agreement between the Company and Dreyfus Stock Index Fund, Inc. and Dreyfus Investment Portfolios, and Dreyfus Variable Investment Fund. Incorporated herein by reference to Post-Effective Amendment No. 13 to Form N-4, File No. 333-32887, filed on April 28, 2005.

	(14)	(a)
Form of Participation Agreement among AIM Variable Insurance Funds, AIM Distributors, Inc. and the Company. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.

		(b)	Form of Rule 22c-2 Agreement - AIM. Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-104881, filed on April 30, 2007.
(i)			Administrative Contracts:
	(1)		Third Party Administrator Agreement with Illumifin Corporation. [To be filed by amendment].
(j)			Not applicable.
(k)			Opinion and consent of counsel. [To be filed by amendment].
(l)			Consent of Independent Registered Public Accounting Firm. [To be filed by amendment].
(m)			Not applicable.
(n)			Not applicable.
(o)			Not applicable.
(p)			Powers of attorney. Filed herewith.
(q)			Athene Annuity and Life Company Organizational Structure. [To be filed by amendment].

ITEM 28.    DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the directors and officers of AAIA. Unless otherwise indicated, the principal business address of each of the individuals listed below is 7700 Mills Civic Parkway West Des Moines, IA 50266.

Name	Position
Grant Kvalheim	Chief Executive Officer and Director
Michael S. Downing	President, Chief Operating Officer and Director
Martin P. Klein	Director
Kristi Burma	Executive Vice President
Randall Epright	Executive Vice President
Christopher Grady	Executive Vice President
Christopher Welp	Executive Vice President
Meha Jain	Senior Vice President, Treasurer
Aaron Prieksat	Senior Vice President, Controller
Shailendra Panchal	Senior Vice President, Asset Risk
Mitra Hormozi	Director
Lawrence Ruisi	Director
Francis P. Sabatini	Director
Hope Schefler Taitz	Director
Blaine Doerrfeld	Secretary

ITEM 29.    PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

The Registrant is a separate account of Athene Annuity and Life Company, a stock life insurance company incorporated under the laws of the State of Iowa.

The organizational chart for Athene Annuity and Life Company indicates those persons who are controlled by or under common control with the Depositor. No person is controlled by the Registrant.

See Exhibit 27(q).

ITEM 30.    INDEMNIFICATION

Section 490.202 of the Iowa Business Corporation Act (the “IBCA” or the “Act”), provides that a corporation’s articles of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for any action taken, or failure to take action, as a director, except liability for (1) the amount of a financial benefit received by a director to which the director is not entitled, (2) an intentional infliction of harm on the Company or the shareholders, (3) a violation of Section 490.832 of the IBCA or (4) an intentional violation of criminal law.

Further, Section 490.851 of the IBCA provides that a corporation may indemnify its directors who may be party to a proceeding against liability incurred in the proceeding by reason of such person serving in the capacity of director, if such person has acted in good faith and in a manner reasonably believed by the individual to be in the best interests of the corporation, if the director was acting in an official capacity, and in all other cases that the individual’s conduct was at least not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe the individual’s conduct was unlawful or the director engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation. The indemnity provisions under Section 490.851 do not apply (i) in the case of actions brought by or in the right of the corporation except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct set forth above or (ii) in connection with any proceedings with respect to conduct for which the director was adjudged liable on the basis that the director received a financial benefit to which the director was not entitled, whether or not involving action in the director’s official capacity.

In addition, Section 490.852 of the IBCA provides mandatory indemnification of reasonable expenses incurred by a director in connection with the proceeding who is wholly successful in defending any action in which the director was a party because the director is or was a director of the corporation. A director who is a party to a proceeding because the person is a director may also apply for court-ordered indemnification and advance of expenses under Section 490.854 of the IBCA. Article XI.1 of the Bylaws of the Company provides for indemnification of Company directors, officers, employees, and agents against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement or other disposition actually and reasonably incurred in connection with a proceeding.

Section 490.853 of the IBCA provides that a corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse the reasonable expenses incurred in connection with the proceeding by a director who is a party to a proceeding because such person is a director if the director delivers a written undertaking to repay any funds advanced if the director is not entitled to mandatory indemnification under Section 490.852 of the IBCA and it is ultimately determined that the director has not met the standard of conduct described above. Article XI.4 of the Bylaws of the Company provides for advancement of expenses actually incurred in advance of the final disposition of a proceeding within twenty calendar days after the receipt by the Company of a statement from the indemnified party requesting such advance that reasonably evidences the expenses incurred by the indemnified party, provided that the Company's obligation to pay such expenses is contingent upon the indemnified party providing any undertaking required by the IBCA.

Under Section 490.856 of the IBCA, a corporation may indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because such person is an officer, to the same extent as a director. In addition, if the person is an officer but not a director, further indemnification may be provided by the corporation’s articles of incorporation or bylaws, a resolution of the board of directors or by contract, except liability for (1) a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding and (2) conduct that constitutes receipt by the officer of a financial benefit to which the officer is not entitled, an intentional infliction of harm on the corporation or the shareholders or an intentional violation of criminal law. Such indemnification is also available to an officer who is also a director if the basis on which the officer is made a party to a proceeding is an act taken or a failure to take action solely as an officer. Article XI of the Bylaws of the Company apply equally to directors and officers of the Company as well as to employees and agents of the Company.

As permitted by the Iowa state law:

Article X of the Amended and Restated Articles of Incorporation of Athene Annuity and Life Company provides that:

“A director of the Company shall not be personally liable to the Company or its shareholder for money damages for any action taken, or any failure to take any action, as a director, except liability for any of the following: (1) the amount of a financial benefit received by a director to which the director is not entitled; (2) an intentional infliction of harm on the Company or the shareholders; (3) a violation of Section 833 of the Iowa Business Corporation Act; or (4) an intentional violation of criminal law. If the Iowa Business Corporation Act is hereafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability provided herein, shall be eliminated or limited to the extent of such amendment, automatically and without any further action, to the fullest extent permitted by law. Any repeal or modification of this Article by the shareholders of the Company shall be prospective only and shall not adversely affect any limitation on the personal liability or any other right or protection of a director of the Company with respect to any state of facts existing at or prior to the time of such repeal or modification.”

The Amended and Restated Bylaws of Athene Annuity and Life Company (effective August 12, 2019) provide:

In Article XI.1 that “To the fullest extent permitted by applicable law as then in effect, the Corporation (a) shall indemnify any person (the “Indemnitee”) who is or was involved in any manner (including, without limitation, as a party or a witness) or is threatened to be made so involved in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, any action, suit or proceeding by or in the right of the Corporation to procure a judgment in its favor) (a “Proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, agent, trustee, plan administrator or plan fiduciary of another corporation, partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan), against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement or other disposition actually and reasonably incurred by the Indemnitee in connection with such Proceeding, and (b) shall indemnify each Indemnitee against all expenses (including attorneys’ fees) actually and reasonably incurred by the Indemnitee in seeking to enforce its rights under this Article XI (by means of legal action or otherwise). Absent a court order to indemnify, the Corporation’s obligation for indemnification stated above is contingent upon satisfaction by the Indemnitee of the applicable indemnification standards required by the Act”; and

In Article XI.4 “In furtherance and not in limitation of the foregoing provisions, all expenses (including attorneys’ fees) actually incurred by or on behalf of an Indemnitee in advance of the final disposition of a Proceeding shall be advanced to the Indemnitee by the Corporation within 20 calendar days after the receipt by the Corporation of a statement or statements from the Indemnitee requesting such advance or advances from time to time. Such statement or statements shall reasonably evidence the expenses incurred by the Indemnitee. The Corporation’s obligation to pay expenses pursuant to this Section shall be contingent upon the Indemnitee providing any undertaking required by the Act.”

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31.    PRINCIPAL UNDERWRITERS

(a)    Athene Securities, LLC acts as principal underwriter for the following investment companies:

Athene Variable Annuity Account A
Athene Variable Life Account A

Athene Securities, LLC does not act as depositor, sponsor, or investment adviser to any investment companies.

(b)    Directors and Officers of Athene Securities, LLC

Name*	Positions and Offices with Underwriter
Chad Batterson	President and Chief Operating Officer
Antony Geyelin	Vice President
Sheila Burton	Chief Compliance Officer
Angela Ellis	Compliance Officer

Blaine Doerrfeld	Manager

*Unless otherwise indicated, the principal business address of each of the above individuals is 7700 Mills Civic Parkway West Des Moines, IA 50266.

(c)    Compensation from the Registrant

The following commissions and other compensation were received by Athene Securities, LLC, directly or indirectly, from the Registrant during the Registrant’s last fiscal year.

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts	(3) Compensation on Redemption	(4) Brokerage Commission	(5) Other Compensation
Athene Securities, LLC	$0	$0	$0	$0

ITEM 32.    LOCATION OF ACCOUNTS AND RECORDS

The accounts, books, records or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and rules promulgated thereunder are maintained by Athene Annuity and Life Company at 7700 Mills Civic Parkway West Des Moines, IA 50266.

ITEM 33.    MANAGEMENT SERVICES

Not applicable.

ITEM 34.    FEE REPRESENTATION

Athene Annuity and Life Company represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Athene Annuity and Life Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of West Des Moines, and State of Iowa on this 20th day of February, 2025.

Athene Variable Annuity Account A (Registrant)
By:	/s/ Grant Kvalheim
Chief Executive Officer Athene Annuity and Life Company

Athene Annuity and Life Company (Depositor)
By:	/s/ Grant Kvalheim
Chief Executive Officer Athene Annuity and Life Company

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Grant Kvalheim	Chief Executive Officer and Director (Principal Executive Officer)	February 20, 2025
Grant Kvalheim

/s/ Michael Downing	President and Chief Operating Officer	February 20, 2025
Michael Downing

/s/ Aaron Prieksat	Senior Vice President, US Controller (Principal Financial Officer and Principal Accounting Officer)	February 20, 2025
Aaron Prieksat

/s/ Christopher R. Welp	Executive Vice President, Insurance Operations and Director	February 20, 2025
Christopher R. Welp

/s/ Martin P. Klein*	Director	February 20, 2025
Martin P. Klein

/s/ Mitra Hormozi*	Director	February 20, 2025
Mitra Hormozi

/s/ Francis P. Sabatini*	Director	February 20, 2025
Francis P. Sabatini

/s/ Hope S. Taitz*	Director	February 20, 2025
Hope S. Taitz

/s/ Lawrence J. Ruisi*	Director	February 20, 2025
Lawrence J. Ruisi

/s/ Blaine Doerrfeld	Attorney-in-Fact	February 20, 2025
Blaine Doerrfeld
*Executed by Blaine Doerrfeld on behalf of those indicated pursuant to Power of Attorney.

EXHIBIT INDEX

(c)(3)	Principal Underwriter Agreement with Athene Securities, LLC
(f)(3)	Resolution of the board of directors of Athene Annuity and Life Company approving merger with Athene Annuity & Life Assurance Company
(f)(4)	Articles of Merger of Athene Annuity & Life Assurance Company and Athene Annuity and Life Company
(h)(6)	Form of Fund Participation Agreement among Lincoln Variable Insurance Products Trust and the Company
(h)(8)	Form of Fund Participation Agreement among Dreyfus Variable Investment Fund and the Company
(h)(9)	Form of Fund Participation Agreement among INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc. and the Company
(p)	Powers of attorney